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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Goody's Family Clothing, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

382588101

(CUSIP Number)

Peter J. Hardin
2311 Highland Avenue South
Birmingham, Alabama 35205
(205) 930-5392

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 382588101			Page 2 of 6

1.	Name of Reporting Person: Robert M. Goodfriend		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0*

		8.	Shared Voting Power: 13,945,830*

		9.	Sole Dispositive Power: 12,923,330*

		10.	Shared Dispositive Power: 22,500*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,945,830*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 41.06%*

14.	Type of Reporting Person (See Instructions): IN

*	Includes (i) 12,098,330 shares of Company common stock individually owned by the Reporting Person, for which the Reporting Person has granted an irrevocable proxy (the “Support Agreement Proxy”) to Isaac Dabah, Michael Zimmerman and any other individual who shall be thereafter appointed by GF Acquisition Corp., a Tennessee corporation (“Acquisition Corp.”) upon the terms set forth in the Support Agreement described below, (ii) 22,500 shares of common stock owned by the wife of the Reporting Person (“Mrs. Goodfriend”), with whom the Reporting Person shares voting and investment power with respect to such shares, (iii) 825,000 shares of common stock issuable to the Reporting Person pursuant to outstanding options exercisable within 60 days of the date hereof, which shares are subject to the Support Agreement Proxy, and (iv) 1,000,000 shares of common stock owned by The Goodfriend Foundation, a newly formed nonprofit corporation organized and existing under the laws of the State of Tennessee (“The Goodfriend Foundation”) of which the Reporting Person serves as a member of the board of directors and as President and Treasurer and has limited shared voting power of Company common stock owned by it. Such aggregate sum does not include 634,540 shares (1.9% of the outstanding shares of Common Stock) held in trust for the Reporting Person’s children and any other shares or options to purchase shares of Common Stock owned by his children. The Reporting Person has no voting or investment power with respect to any of the shares in the immediately preceding sentence and expressly disclaims beneficial ownership of all such shares. Percentage of class is based on 33,961,497 shares, which represents 33,136,497 shares of common stock outstanding as of October 27, 2005, and 825,000 shares of common stock issuable to the Reporting Person pursuant to options exercisable within 60 days of November 2, 2005.

2

AMENDMENT NO. 10 TO SCHEDULE 13D
This Amendment No. 10 to the Schedule 13D originally filed by Robert M. Goodfriend with the Securities and Exchange Commission (the “SEC”) on November 25, 1994, as previously amended by Amendment No. 1 filed with the SEC on January 9, 1995, Amendment No. 2 filed with the SEC on October 17, 1996, Amendment No. 3 filed with the SEC on December 9, 1996, Amendment No. 4 filed with the SEC on December 16, 1996, Amendment No. 5 filed with the SEC on March 13, 1997, Amendment No. 6 filed with the SEC on December 2, 1997, Amendment No. 7 filed with the SEC on February 7, 2002, Amendment No. 8 filed with the SEC on April 19, 2002, Amendment No. 9 filed with the SEC on October 13, 2005 (collectively, the “Schedule 13D”), relates to The Reporting Person’s beneficial ownership of shares of the common stock, no par value per share, of Goody’s Family Clothing, Inc. This Amendment No. 10 amends and supplements the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not otherwise defined shall have the respective meanings set forth in the Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to include the following information:
The Support Agreement described in Item 4 of this Amendment was entered into by the Reporting Person to facilitate the transactions contemplated by the Merger Agreement described in Item 4 of this Amendment. The Reporting Person did not receive additional consideration in connection with the execution and delivery of the Support Agreement.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to include the following information:
(a) – (c) Following the termination of the Support Agreement entered into by the Reporting Person with GFC Enterprises, Inc. and GFC Holding Corp. and in connection with an Acquisition Agreement and Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 27, 2005, by and among GF Acquisition Corp., a Tennessee corporation (“Acquisition Corp.”), and GF Goods Inc., a Delaware corporation (“Parent”), and the Company, the Reporting Person entered into a Support Agreement, dated as of October 27, 2005 (the “Support Agreement”), with Parent, Acquisition Corp., and Wendy S. Goodfriend, Jeffrey A. Goodfriend, The Stacey Alyssa Goodfriend Subchapter S Trust, The Jeffrey Alan Goodfriend Subchapter S Trust and The Goodfriend Foundation (collectively, the “Other Principal Stockholders”).
Pursuant to the terms of the Merger Agreement, Acquisition Corp. will commence a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of the Company’s common stock at a price of $9.60 per Company common share in cash. The Merger Agreement provides that following the acquisition by Acquisition Corp. of shares of Company common stock tendered pursuant to the Offer, Acquisition Corp. will be merged with and into the Company (the “Merger”), with the Company surviving the merger as an indirect wholly-owned subsidiary of Parent, and that in connection with the Merger all remaining outstanding shares of Company common stock (other than shares held by Parent, Acquisition Corp. or any other wholly-owned subsidiary of Parent or the Company) will be converted into the right to receive $9.60 per share in cash. Acquisition Corp.’s obligations to accept for payment shares of Company common stock tendered pursuant to the Offer and to consummate the

Merger are each subject to a number of conditions described in the Merger Agreement. The description of the Merger Agreement in this Amendment does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to this Amendment and incorporated herein by reference.
In connection with the Merger Agreement, the Reporting Person entered into the Support Agreement with Parent Acquisition Corp. and the Other Principal Stockholders pursuant to which the Reporting Person agreed, among other things, to tender all shares of Company common stock (other than shares of restricted Company common stock) beneficially owned by him in the Offer and to vote (to the extent required) in favor of the adoption of the Merger Agreement, and has granted Isaac Dabah, Michael Zimmerman and any other individual who shall be thereafter appointed by Acquisition Corp. an irrevocable proxy (the “Support Agreement Proxy”) with respect to the voting of such shares of Company common stock, upon the terms set forth in the Support Agreement.
Also pursuant to the Support Agreement, the Reporting Person has granted to Acquisition Corp. an irrevocable option (the “Option”) to purchase all of his shares of Company common stock at an exercise price of $9.60 per share, subject to adjustment. The Option would be exercisable for a 30 business-day period in the event that the Merger Agreement is terminated as a result of a superior proposal or if the Company terminates the Merger Agreement and such termination by the Company is not based on a breach of the representations, warranties and covenants of Parent and Acquisition Corp. or their failure to timely commence the tender offer. In the event that the Company terminates the Merger Agreement other than as a result of a superior proposal and the Principal Shareholder Option is exercised, Acquisition Corp. agrees to use its reasonable best efforts to acquire the remaining shares of common stock of the Company at a price equal to $9.60 per share as soon as practicable after the closing of the exercise of the Option. In addition, during such 30 business day period, the Reporting Person is restricted from selling or otherwise transferring his shares to any purchaser other than Parent or Acquisition Corp. or their designees.
The Support Agreement terminates upon a valid termination of the Merger Agreement, other than the Option and the restrictions against transfer described above, which survive for 30 business days. The description of the Support Agreement in this Amendment does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as an exhibit to this Amendment and incorporated herein by reference.
(d) – (g) Not applicable.
(h) and (i) In connection with the Merger, all outstanding shares of Company common stock (other than shares held by Parent, Acquisition Corp. or any other wholly-owned subsidiary of Parent or the Company) will be converted into the right to receive $9.60 per share in cash. If the transactions contemplated by the Merger Agreement are consummated, the Company’s common stock will be delisted from the Nasdaq National Market and will be deregistered under Section 12(g)(4) of the Securities Exchange Act of 1934.
(j) Other than as described in this Amendment, not applicable.
Item 5. Interest in Securities of the Issuer
(a) Item 5 of the Schedule 13D is hereby amended to include the following information:
As of October 27, 2002, the Reporting Person beneficially owned 13,945,830 shares of Company common stock, which represented approximately 41.06% of the outstanding shares of Company common stock. (According to the Company, as of October 27, 2005, there were 33,136,497 shares of Company common stock outstanding. Accordingly, in computing the percentage of Company common stock beneficially owned by the Reporting Person, such number, as adjusted for exercisable options held by the Reporting Person, was used.) Such 13,945,830 shares included (i) 12,098,330 shares of Company common stock individually owned by the Reporting Person, which shares are subject to the Support Agreement Proxy, (ii) 22,500 shares of common stock owned by Mrs. Goodfriend, with whom the Reporting Person shares voting and investment power with respect to such shares, (iii) 825,000 shares of common stock issuable to the Reporting Person pursuant to outstanding options exercisable within 60 days of the date hereof, which shares are subject to the Support Agreement Proxy, and (iv) 1,000,000 shares of common stock owned by The Goodfriend Foundation of which the Reporting Person serves as a member of the board of directors and as President and Treasurer and has limited shared voting power of Company common stock owned by it. Such 13,945,830 shares does not include 634,540 shares (1.9% of the outstanding shares of Company common stock) held in trust for the Reporting Person’s children and any other shares or options to purchase shares of Company common stock owned by his children. The Reporting Person has no voting or investment power with respect to any of the shares referenced in the immediately preceding sentence and expressly disclaims beneficial ownership of all such shares.
(b) The Reporting Person had sole dispositive power with respect to 12,923,330 shares of the 13,945,830 shares of Company common stock beneficially owned by him as of October 27, 2005. The Reporting Person had shared voting power with respect to 12,923,330 shares of the 13,945,830 shares of Company common stock beneficially owned by him as of October 27, 2005, which shares are subject to the Support Agreement Proxy. The Reporting Person had shared voting and dispositive power with Mrs. Goodfriend with respect to 22,500 shares of Company common stock she owned directly as of October 27, 2005. The Reporting Person had shared voting but not dispositive power with The Goodfriend Foundation with respect to the 1,000,000 shares of Company common stock directly owned by it as of October 27, 2005.
Pursuant to the Support Agreement, the Reporting Person has agreed, among other things, to tender all shares of Company common stock (other than shares of restricted Company common stock) beneficially owned by him in the Offer and to vote (to the extent required) in favor of the adoption of the Merger Agreement, and granted the Support Agreement Proxy with respect to the voting of such shares of Company common stock, upon the terms set forth in the Support Agreement. The Reporting Person may be deemed to have shared voting power with Parent and Acquisition Corp. with regard to the matters discussed in the Support Agreement.
The Reporting Person does not have specific knowledge as to all of the respective executive officers and directors of Parent and Acquisition Corp.
(c) The Reporting Person did not make any purchases or sales of securities of the Company during the sixty (60) days preceding October 27, 2005, or during the sixty (60) days preceding the date hereof, except as set forth herein and except that on October 5, 2005, the Reporting Person gifted 1,000,000 shares of Company common stock to The Goodfriend Foundation. No consideration was received by the Reporting Person in return for such gift.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 4, “Purpose of Transaction,” which is incorporated herein by reference in its entirety.
Item 7. Material To Be Filed As Exhibits

Exhibit No.	Exhibit Title
2.1*	Acquisition Agreement and Agreement and Plan of Merger by and among Goody’s Family Clothing, Inc., GF Acquisition Corp., and GF Goods Inc., dated as of October 27, 2005

2.2*	Support Agreement by and among GF Acquisition Corp., GF Goods Inc., Robert M. Goodfriend, Wendy S. Goodfriend, Jeffrey A. Goodfriend, The Stacey Alyssa Goodfriend Subchapter S Trust, dated January 23, 1991, The Jeffrey Alan Goodfriend Subchapter S Trust, dated January 23, 1991, and The Goodfriend Foundation, dated as of October 27, 2005
* Incorporated by reference to the Current Report on Form 8-K filed by the Company on October 28, 2005.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 2, 2005

/s/ Robert M. Goodfriend
Robert M. Goodfriend

EXHIBIT INDEX

Exhibit No.	Exhibit Title
2.1*	Acquisition Agreement and Agreement and Plan of Merger by and among Goody’s Family Clothing, Inc., GF Acquisition Corp., and GF Goods Inc., dated as of October 27, 2005

2.2*	Support Agreement by and among GF Acquisition Corp., GF Goods Inc., Robert M. Goodfriend, Wendy S. Goodfriend, Jeffrey A. Goodfriend, The Stacey Alyssa Goodfriend Subchapter S Trust, dated January 23, 1991, The Jeffrey Alan Goodfriend Subchapter S Trust, dated January 23, 1991, and The Goodfriend Foundation, dated as of October 27, 2005
* Incorporated by reference to the Current Report on Form 8-K filed by the Company on October 28, 2005.